UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-38649

Viomi Technology Co., Ltd

No. 7 Licun Industrial Avenue, Lunjiao Subdistrict, Shunde District

Foshan, Guangdong, 528308

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Exhibit Index

Exhibit 99.1—Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIOMI TECHNOLOGY CO., LTD

By:	/s/ Xiaoping Chen
Name:	Xiaoping Chen
Title:	Chief Executive Officer

Date: September 18, 2026